Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on November 24, 2026.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting to be held on November 27, 2026, at 9:30 a.m. Eastern Time (10:30 p.m. Beijing Time on the same day), at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China 201203.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Gamehaus Holdings Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
Proposal One: The Present Share Consolidation It is resolved, as an ordinary resolution, that, subject to the Company receiving the Class B Consent (as defined in the proxy statement) and with immediate effect upon the passing of this resolution to implement a share consolidation (the "Present Share Consolidation") of all shares of the Company at an exact ratio of ten (10) to one (1), and rounding up any fractional shares resulting from the Present Share Consolidation to the next whole share, as a result of which , the authorized share capital of the Company shall be US$100,000 divided into 90,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.001 each. Subject to the foregoing, the Board shall have the absolute and sole discretion to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Present Share Consolidation. The full text of the resolution is set forth in the proxy statement.	☐	☐	☐
Proposal Two: Third Amended and Restated Memorandum and Articles of Association (Present Share Consolidation) It is resolved, as a special resolution, that subject to and immediately following the Present Share Consolidation being effected, the Company adopt the third amended and restated memorandum and articles of association, in the form attached to the Proxy Statement as Annex A, in substitution for, and to the exclusion of, the Company's existing second amended and restated memorandum and articles of association, to reflect the Present Share Consolidation.	☐	☐	☐
Proposal Three: Future Share Consolidation(s) It is resolved, as an ordinary resolution, that, conditional upon the approval of the Board in its sole discretion, and if applicable, subject to the Company receiving the relevant Class B Consent(s), the Board be authorized to effect and implement one or more share consolidation(s) of all shares of the Company during a period of three (3) years from the date of the EGM, provided that (i) there shall be no more than three (3) consolidations in aggregate, (each a "Future Share Consolidation"), (ii) each Future Share Consolidation shall be at a ratio of not less than two (2) for one (1) and not more than twenty (20) for one (1), applied to all shares at the same ratio and with effect from the same date, and (iii) the cumulative consolidation ratio of all Future Share Consolidations taken together shall not exceed fifty (50) for one (1), with the authorized share capital of the Company being amended accordingly. Subject to the foregoing limitations, the Board shall have the absolute and sole discretion to determine the exact consolidation ratio and the market effective date of each Future Share Consolidation. The full text of the resolution is set forth in the proxy statement.	☐	☐	☐
Proposal Four: Amended and Restated Memorandum and Articles of Association (Future Share Consolidation(s)) It is resolved, as a special resolution, that subject to and immediately following each Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company's then existing memorandum and articles of association, with the only amendments being made to reflect such Future Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.	☐	☐	☐
Proposal Five: Adjournment It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Date ______________ **Signature** ______________ **Signature, if held jointly** ______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999

GAMEHAUS HOLDINGS INC.
Extraordinary General Meeting
November 27, 2026, at 9:30 a.m. Eastern Time
(10:30 p.m. Beijing Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Feng Xie, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Gamehaus Holdings Inc. (the "Company") which the undersigned is entitled to vote, as specified on the reverse side, at the extraordinary general meeting of the shareholders of the Company on November 27, 2026, at 9:30 a.m. Eastern Time (10:30 p.m. Beijing Time), and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSAL.

The proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponement thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Gamehaus Holdings Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)